Exhibit 99.1

6 October 2006

United Biscuits completes redemption of all outstanding Senior
Subordinated Notes due 2011

United Biscuits (‘UB’), a leading European manufacturer of biscuits and snacks, today announced that it has completed the redemption of the outstanding 10.625% Euro-denominated and 10.75% Sterling-denominated Senior Subordinated Notes due 2011 issued by United Biscuits Finance plc (‘Notes’).

In accordance with the terms of the Notice of Redemption that was mailed on September 6, 2006, UB today completed the redemption of the Notes when the amount previously deposited with the trustee for the Notes was released to holders of the Notes. The aggregate redemption prices for the 10.625% Euro-denominated Notes and 10.75% Sterling-denominated Notes were €212.4 million and £182.3 million, respectively, which constituted the principal amount and interest payable on such Notes up to, but not including, the redemption date, and the call premium of 105.313% in the case of the Euro-denominated Notes and 105.375% in the case of the Sterling-denominated Notes.

UB is the number one player in the UK biscuit market with well-known household brands such as McVitie’s, go ahead! and Jacob’s. UB is also the number two business in the biscuit markets in France and Belgium, joint number one in the Netherlands, number two in the UK bagged snacks market and UK cake market and number one in the UK nuts market.

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This press release includes statements that are, or may be deemed to be, “forward-looking statements”. The terms “anticipates,” “believes,” “expects,” estimates,” “intends,” “plans,” “may,” “will” or “should” and other similar expressions identify forward-looking statements, although the absence of such words does not necessarily mean that a statement is not forward-looking. These statements describe our intentions, beliefs or current expectations. Any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties.  Our future results may differ materially from historical results and from those expressed or implied in the forward-looking statements as a result of various factors including those under the section entitled “Risk Factors” in our annual report on Form 6-K filed with the SEC on March 29, 2006 and our other submissions with the SEC. You should not place undue reliance on these forward-looking statements.

All written and oral forward-looking statements attributable to the company, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. The company undertakes no obligation to publicly update or revise any forward-looking statements, except as may be required by law.